Exhibit 99

INTERNAL REVENUE SERVICE                    Department of the Treasury

  Index Number: 61.00-00, 61.03-00,         Washington, Dc 20224
                61.43-00, 451.01-00
Mr. Jerome J. Cohen                         Person to contact:
Carter, Ledyard & Milburn                   Kathleen Moran ID #50-15283
2 Wall Street                               Telephone Number:  202/622-3920
New York, New York 10005                    Refer Reply To:
                                            CC:DOM:FI&P:1 - PLR-114755-99
                                            Date:   Mar. 31, 2000
LEGEND

          Parent            =       GPU, Inc.
                                    EIN: 13-5516989
          Company           =       Jersey Central Power & Light Company
                                    EIN: 21-0485010
          State A           =       New Jersey
          State B           =       Delaware
          Statute           =       Electric Discount and Energy Competition Act
          a                 =       400 million
          -
          a1                =       20 million
          --
          b                 =       587 million
          -
          c                 =       0.5
          -
          d                 =       15
          -
          e                 =       17
          -
          f                 =       5
          -
          g                 =       0.5
          -

Dear Mr. Cohen:

        This letter is in reply to your letter dated September 2, 1999, and subsequent correspondence, asking the Internal Revenue Service to rule on the transaction described below.

                                      FACTS

        Parent is the common parent of an affiliated group of corporations that includes Company. Subsidiary 1 is wholly owned by Company. Subsidiary 2 is wholly owned by Subsidiary 1. Subsidiary 1 and Subsidiary 2 were formed as special purpose entities.


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PLR-114755-99                          2

Parent files a consolidated return for the group.

        Company, a calendar year taxpayer that uses the accrual method of accounting, is an electric utility in State A. Company generates, transmits, and distributes electricity to customers within a designated territory. Company had the exclusive right to sell electricity at retail within its territory and is regulated by State A's board of public utilities (BPU) and the Federal Energy Regulatory Commission.

         State A recently deregulated its electric industry. As a result, Company's customers are allowed to contract directly with alternative suppliers of electricity, and Company must compete with other parties to sell electricity.

         In a competitive market, some of Company's generation facilities have values substantially below their book value and some of its contracts to purchase electricity are at rates above the market price. To enable Company to recover the net uneconomic portions of its prudently incurred costs of generation-related assets and obligations (Transition Costs), State A enacted Statute and the BPU issued orders allowing Company to collect "nonbypassable" charges from consumers of electricity located in Company's territory. The charges will be based, in part, on the amount of electricity purchased by the consumer, whether from Company or from an alternative supplier.

         Under Statute, a portion of Company's Transition Costs may be recovered by collecting separate, "nonbypassable", usage-based charges called Transition Bond Charges (TBCs). Taxpayer's customers may avoid these charges by not purchasing electricity or by purchasing electricity from an on-site generating facility. In general, under Statute, electricity produced by an on-site generating facility and sold to the on-site customer is not subject to the TBC.

         Statute permits Company to issue securities that will be secured by Company's right to collect the TBCs. The TBCs will be collected from consumers of electricity located in Company's territory. To obtain the authority to collect TBCs and to issue securities, Company must apply for a financing order from the BPU. The rights granted in the financing order are transferable, and Statute provides that following a transfer, the property right is vested ab initio in the assignee.

         Under a financing order, TBCs to be collected by Company will be generally based on the actual electricity usage of each affected consumer. Actual collection of TBCs will vary from expected collections due to a number of factors including power usage and delinquencies. The financing order will require the adjustment of the TBC charge at least annually to account for differences between expected collections and actual collections. Under Statute, the right to collect TBCs is a separate property right (Bondable Transition Property).

PLR-114755-99                          3

                              PROPOSED TRANSACTION

          The BPU has issued a Summary Order approving the recovery of an estimated $a of Company's Transition Costs together with an estimated $a1 for related transaction costs. In the Summary Order, the BPU indicated that it would issue a further Decision and Order. The Summary Order and Decision and Order, together, will constitute the Recovery Order authorizing the recovery of Company's Transition Costs. Company does not expect that the Decision and Order will change the cost determinations of the Summary Order.

          Company has applied to the BPU for a Financing Order authorizing the issuance of Notes in an aggregate principal amount not to exceed $b. The Financing Order will authorize TBCs in an amount needed to service the Notes, pay transaction costs, and provide for credit enhancement. The Financing Order will create Bondable Transition Property in the right to collect the TBCs and will provide that the Bondable Transition Property may be assigned to a special purpose entity (SPE) of Company (or a subsidiary).

          In the Summary Order, the BPU has also granted Company the authority to recover the federal income taxes and state corporate business taxes it will incur as it bills customers for TBCs. Company's tax liability will be collected under separate, nonbondable charges.

          Company will transfer the Bondable Transition Property to Subsidiary 1 as a capital contribution. Subsidiary 1 will then transfer the Bondable Transition Property to Subsidiary 2 as a capital contribution. Subsidiary 2 will form an SPE under State B law as a bankruptcy remote, limited liability company to effectuate the Proposed Transaction. Subsidiary 2 will be the sole member of the SPE. The SPE will not elect to be treated as an association taxable as a corporation under section 301.7701-3(b)(1) of the Procedure and Administration Regulations. Subsidiary 2 will contribute, as equity to the SPE, cash equal to c percent of the total issue price of the Notes.

          Pursuant to the Financing Order, Subsidiary 2 will transfer the Bondable Transition Property to the SPE. The SPE will issue and sell Notes to investors not to exceed the aggregate principal amount of $b. The proceeds from the issuance of the Notes, net of issuance costs, will be transferred to Subsidiary 2 in consideration for the Bondable Transition Property.

          The SPE will issue one or more series of Notes to investors. The series may be issued in one or more classes. Company expects that the Notes will have scheduled maturity dates of no more than d years and legal maturity dates of no more than e years. Scheduled maturity is the date on which the final principal payment is expected to be paid; legal maturity is the date on which nonpayment is a default.


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PLR-114755-99                          4

         Interest will be payable quarterly or semiannually at rates based on yields commensurate with similarly rated debt obligations of comparable weighted average lives. The Notes are expected to be sold at or near par value. Principal payments will be scheduled to be made quarterly or semiannually.

         The Notes will be subject to an optional "clean-up" call (that is, redemption on any payment date prior to maturity at a price equal to the Notes' outstanding principal amount plus accrued interest) when the outstanding principal of the Notes (after giving effect to payments scheduled to be made on that payment date) declines to less than f percent of the original issue price of the series.

         Initially, Company will service the consumer accounts subject to the TBCs. As Servicer, Company will, on a monthly basis, bill and collect TBCs, remit collected TBCs to the SPE, and retain all books and records regarding the TBCs, subject to the SPE's right of inspection. Company will retain all investment income earned on the TBCs between the time they are collected and the time they are remitted to the SPE. Only in the event that Company fails satisfactorily to perform its servicing functions will Company be subject to replacement as Servicer. Company's ability to resign as Servicer will be restricted.

         Third-party electricity suppliers may bill and collect payments (including TBCs) from customers. The Servicer will bill the third-party suppliers for the full amount of TBCs, based on the amount of electricity delivered by Company, and other charges owed to the Company in its individual capacity. The third-party suppliers may be required to take additional steps designed to reduce commingling risks, including providing a cash deposit of two months' estimated collections. Nonetheless, in all events, the amounts paid will be based on electricity usage.

         The TBCs will be set to provide for recovery of the costs associated with billing and collecting the TBCs as well as for an excess amount (Overcollateralization Amount) that will eventually reach g percent of the original principal amount of the Notes. The Overcollateralization Amount will be collected approximately ratably over the expected term of the Notes.

         The SPE will retain all remitted TBCs in the Collection Account, which will consist of four subaccounts: General, Reserve, Capital, and Overcollateralization. The General Subaccount will hold all funds in the Collection Account not held in any of the other three subaccounts. The Servicer will remit all TBC payments to the General Subaccount, and the Trustee will draw on amounts in the General Subaccount to pay expenses of the SPE, to make scheduled payments on the Notes, and to make other payments and transfers in accordance with the terms of the Indenture. TBC collections in excess of amounts necessary to pay interest and principal on the Notes, to pay related fees and expenses of the SPE, to maintain the Capital Subaccount at the required capital level, and to fund and maintain the Overcollateralization Subaccount at


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PLR-114755-99                          5

its required level will be allocated to the Reserve Subaccount.

          If the TBCs collected in any period are insufficient to satisfy the SPE's payment obligations on the Notes, the Trustee may draw on amounts in the Reserve Subaccount, the Overcollateralization Subaccount, and finally, the Capital Subaccount to make necessary payments and transfers under the Indenture. To the extent that amounts in the Capital Subaccount or the Overcollateralization Subaccount are used to satisfy scheduled principal and interest payments, future TBCs will be increased to replenish those subaccounts. In addition, any funds in the Reserve Subaccount from prior payment dates will be used to replenish the Capital Subaccount and the Overcollateralization Subaccount.

          Investment income earned on amounts in the Collection Account also may be used to satisfy scheduled interest and principal payments on the Notes and to replenish the SPE's equity and the scheduled Overcollateralization Amount. Any excess revenues, up to an amount equal to the investment income on the Capital Subaccount, will be remitted to the SPE, which may distribute the earnings to Subsidiary 2.

          The Notes will provide for the following events of default: (1) a default in the payment of interest within five days after a payment is due; (2) a default in the payment of outstanding principal as of the legal maturity date;
(3) a default in the payment of the redemption price for any Note on the redemption date thereof; (4) certain breaches of covenants, representations or warranties by the SPE in the Indenture that go unremedied for 30 days; and (5) certain events of bankruptcy, insolvency, receivership or liquidation of the SPE.

          In the event of a payment default, the Trustee or holders of a majority of the principal amount of all series then outstanding may declare the principal of all classes of the Notes to be immediately due and payable.

          The Notes will be secured by all property of the SPE, including the Bondable Transition Property, the Servicing Agreement, the Collection Account, the equity contribution of Subsidiary 2, any rights under the Administration Agreement, and all other transaction documents. Company expects the Notes to receive one of the three highest credit ratings from one or more nationally recognized credit rating agencies.

PLR-114755-99                          6

                                     ISSUES

       Does the issuance of the Financing Order authorizing the collection of the TBCs result in gross income to Company, Subsidiary 1, or Subsidiary 2?

       Are the Notes obligations of Subsidiary 2?

       Does Subsidiary 2's receipt of the proceeds from the issuance of the Notes result in gross income to Subsidiary 2?

                                       LAW

        Section 61 of the Internal Revenue Code generally defines gross income as "income from whatever source derived", except as otherwise provided by law. Gross income includes income realized in any form, whether in money, property, or services. Section 1.61-1(a) of the Income Tax Regulations. This definition encompasses all "accessions to wealth, clearly realized, and over which the taxpayers have complete dominion." Commissioner v. Glenshaw Glass Co., 348 U.S.
                                   ----------------------------------
426, 431 (1955), 1955-1 C.B. 207.

        Section 451 of the Code provides in part that the amount of any item of gross income shall be included in the gross income for the taxable year in which received by the taxpayer, unless, under the method of accounting used in computing taxable income, such amount is to be properly accounted for as of a different period. Section 1.451-1(a) of the regulations provides in part that under an accrual method of accounting, income is includable in gross income when all the events have occurred that fix the right to receive such income and the amount thereof can be determined with reasonable accuracy. All events occur when
(1) the required performance takes place, (2) payment is due, or (3) payment is made, whichever happens earliest. Rev. Rul. 79-266, 1979-2 C.B. 203.

        In the present case, Company is receiving an irrevocable right to charge customers the Transition Bond Charge. Company may collect this rate not only from the customers it supplies with electricity but also from those in its service area who have chosen a different electricity supplier.

        The right to collect the TBCs is of significant value in producing income for Company. Moreover, State A's action in making the TBC rights transferable has enhanced that value. Generally, the granting of a transferable right by the government does not cause the realization of income. Rev. Rul. 92-16, 1992-1 C.B. 15 (allocation of air emission rights by the Environmental Protection Agency does not cause a utility to realize gross income); Rev. Rul. 67-135, 1967-1 C.B. 20 (fair market value of an oil and gas lease obtained from the government through a lottery is not includable in income). Accordingly, issuance of an irrevocable financing order authorizing the taxpayer to


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PLR-114755-99                          7

impose and collect the TBC does not result in gross income to the taxpayer under section 61.

        Further, issuance of an irrevocable financing order authorizing Company to impose and collect the TBC will not result in Company accruing income under section 451. The TBC is an adjustment to the future selling price of electricity and may be avoided by customers who do not purchase electricity or who purchase electricity from an on-site generating facility. This arrangement is similar to the situation described in Rev. Rul. 80-308, 1980-2 C.B. 162. That ruling deals with a periodic fuel adjustment charge that compensates a utility for an earlier underrecovery of purchased gas costs. Rev. Rul. 80-308 holds that the fuel adjustment charge is part of the selling price of the gas to be sold in the future during the period the charge is in effect and that the utility must make additional sales of gas in order to receive the increased gas revenues that include the fuel adjustment charge. The instant case is similar because electricity must be sold in the future for Company to receive the TBC.

        The economic substance of a transaction generally governs its federal tax consequences. Gregory v. Helvering, 293 U.S. 465 (1935), XIV-1 C.B. 193. Affixing a label to an undertaking does not determine its character. Rev. Rul. 97-3, 1997-1 C.B. 9. An instrument secured by property may be an obligation of the taxpayer or, alternatively, may be a disposition of the underlying property by the taxpayer. Cf. id. (the Small Business Administration is the primary obligor of certain guaranteed payment rights that are created under its participating security program).

                                   CONCLUSIONS

          Based on the facts as represented, we rule as follows:

          (1) The issuance of the Financing Order authorizing the collection of the TBCs will not result in gross income to Company, Subsidiary 1, or Subsidiary 2.

          (2) The Notes will be obligations of Subsidiary 2.

          (3) Subsidiary 2 will not have gross income by reason of its receipt of the proceeds from the issuance of the Notes.

          Except as specifically ruled on above, no opinion is expressed or implied regarding the federal tax aspects of the transaction.

          No opinion is expressed or implied regarding the receipt of any proceeds by Company and Subsidiary 1 relating to the issuance of the Notes.

        This ruling is directed only to Company. Under section 6110(k)(3) of the Code, this ruling may not be used or cited as precedent.


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  PLR-114755-99                        8

         A copy of this letter should be attached to the federal income tax return of Company for the taxable years that include the transaction described in this letter.

                                            Sincerely,

                                            Assistant Chief Counsel
                                            Financial Institutions & Products

                                   By:    /s/ Jonathan Zelnik
                                      ------------------------------------------
                                            Jonathan Zelnik
                                            Assistant Branch Chief, Branch 1

INTERNAL REVENUE SERVICE                    Department of the Treasury
Index Number: 61.00-00, 61.03-00,           Washington, DC 20224
                      61.43-00, 451.01-00
Mr. Jerome J. Cohen   Person to contact:
Carter, Ledyard & Milburn                   Kathleen Moran ID #50-15283
2 Wall Street                               Telephone Number:  202/622-3920
New York, New York 10005                    Refer Reply To:
                                            CC:FIP:1 - PLR-114375-00
                                            Date:  Aug. 10, 2000

LEGEND

          Company                      =    Jersey Central Power & Light Company
                                            EIN: 21-0485010
          a                            =    0.5
          -
          Statute                      =    Electric Discount and Energy
                                            Competition Act

Dear Mr. Cohen:

         This letter is in reply to a request dated July 25, 2000, for a supplemental ruling with respect to a ruling letter dated March 31, 2000 (Control Number PLR-114755-99, LTR 200026015), (the "Prior Letter"). The Prior Letter concerned a securitization transaction. The facts and representations set forth in the Prior Letter are hereby incorporated, except as modified below, for purposes of this supplemental ruling. Capitalized terms retain the meanings assigned them in the Prior Letter.

         The Prior Letter described a securitization transaction implemented by Company, Subsidiary 1 and Subsidiary 2. Company had intended to use the first and second tier subsidiary structure for state tax purposes. Company has now determined that using the first and second tier subsidiary structure will not result in the expected favorable state tax treatment. Therefore, Company will not use Subsidiary 1 and Subsidiary 2 to implement its securitization transaction.

         Company will now directly own all of the equity interests in the SPE and will be its sole member. Company will directly contribute, to the capital of the SPE, an amount equal to at least a% of the initial principal amount of the Notes to be issued by the SPE. Company will directly transfer to the SPE all of Company's right, title and interest in and to the Bondable Transition Property created as a result of the issuance of the Financing Order, in a transaction that will be designated as a sale of the Bondable Transition Property as provided under Statute. The SPE will remit to Company the proceeds realized from its issuance of the Notes.


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PLR-114375-00                          2



        Based on the change in facts described above the conclusions of the Prior Letter are modified as follows:

        (1) The issuance of the Financing Order authorizing the collection of the TBCs will not result in gross income to Company.

        (2) The Notes will be obligations of Company.

        (3) Company will not have gross income by reason of its receipt of the proceeds from the issuance of the Notes.

        Except as specifically ruled on above, no opinion is expressed or implied regarding the federal tax aspects of the transaction.

        This ruling is directed only to Company. Under section 6110(k)(3) of the Code, this ruling may not be used or cited as precedent.

        A copy of this letter should be attached to the federal income tax return of Company for the taxable years that include the transaction described in this letter.

                                  Sincerely,

                                  Acting Associate Chief Counsel
                                  Financial Institutions & Products

                                   BY:  /s/ Jonathan Zelnik
                                      ------------------------------------------
                                        Jonathan Zelnik
                                        Assistant to the Branch Chief, Branch 1